Exhibit 99.2

Psyence Biomed Announces Worldwide Exclusive Licensing Agreement with PsyLabs to Supply Nature-Derived Psilocybin to be Evaluated as a Potential Treatment for Alcohol Use Disorder (AUD) and Other Substance Use Disorders (SUDs)

Psyence Biomed to focus on AUD, its second development indication

NEW YORK, September 4, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM, PBMWW) (“Psyence Biomed” or the “Company”) today announced that the Company has entered into a worldwide, exclusive royalty-bearing IP licensing agreement with PsyLabs, a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts. Pursuant to this licensing agreement, PsyLabs will supply Psyence Biomed with pharmaceutical-grade, EU GMP nature-derived (non-synthetic) psilocybin to be evaluated in future clinical trials as a potential treatment for AUD and other SUDs, and for commercialization of the licensed product. Psyence Biomed plans to lead with a clinical trial in AUD, Psyence Biomed’s second development indication. The licensed product will require further development work by PsyLabs, which will be conducted during the remainder of 2024 and into 2025.

Development of Psyence Biomed’s first indication is planned to commence with a Phase IIb trial to evaluate nature-derived psilocybin in Adjustment Disorder in patients who have had an advanced cancer diagnosis in the Palliative Care context.

In 2021 in the U.S., 44.4 million people aged 18 or older had a substance or alcohol use disorder, including 21.8 million who had an alcohol use disorder (AUD), 15.6 million who had a drug use disorder (DUD), and 7.0 million people who had both an AUD and a DUD1. Existing treatments include behavioral therapies, mutual-support groups, and/or medications.

“Alcohol and substance use disorders represent significant burdens to society, and prior academic studies2,3,4 have shown that psilocybin, when combined with psychotherapy, can be a safe and effective treatment option for the millions of people suffering from AUD and other SUDs for whom current treatment options are of limited benefit,” stated Neil Maresky, MD, Chief Executive Officer of Psyence Biomed. “As we pursue our next indications, this new agreement with PsyLabs demonstrates our commitment to advance the highest quality psilocybin candidate into clinical development.”

“At PsyLabs, we have worked tirelessly to develop extraction and production capabilities that we believe will result in the purest pharmaceutical grade nature-derived psilocybin available to psychedelic drug developers worldwide,” stated Tony Budden, Chief Executive Officer of PsyLabs. “We are very pleased to enter into this exclusive agreement with Psyence Biomed and look forward to playing a key role in the potential introduction of a novel treatment paradigm for AUD and other SUDs, significant patient populations with urgent unmet needs.”

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company that is federally licensed to cultivate and export psilocybin mushrooms and other psychedelic compounds, including psilocin, mescaline, ibogaine and dimethyltryptamine (DMT) to the legal medical and research markets. PsyLabs has been able to successfully demonstrate, at laboratory scale, purification of natural psilocybin to levels not seen before in the industry using its proprietary extraction and purification technologies. It is in the process of scaling to full scale commercial production of Psilocybin and into a fully formulated product, with the accompanying regulatory approvals. This work is being done in collaboration with the largest U.K. owned contract manufacturing organization.

1 Department of Health and Human Services (HHS), Substance Abuse and Mental Health Services Administration (SAMHSA), 2022 National Survey on Drug Use and Health (NSDUH), Table 5.1A

2 https://jamanetwork.com/journals/jama/article-abstract/2796962#:~:text=Using%20psilocybin%20(a%20psychedelic,trial%20 published%20in%20JAMA%20Psychiatry

3 https://pubmed.ncbi.nlm.nih.gov/36001306/

4 https://www.frontiersin.org/journals/psychiatry/articles/10.3389/fpsyt.2023.1134454/full

Learn more at www.psylabs.life

Contact Information

General Information: tony@psylabs.life

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the commencement of the clinical trials referred to in this news release and the safety and effectiveness of psilocybin as a possible treatment option for AUD and SUD, as well as Adjustment Disorder. These forward-looking statements are based on a number of assumptions.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of PsyLabs to execute its obligations under the exclusive agreement; (ii) Psyence Biomed’s ability to successfully carry out future clinical trials relating to AUD and SUD, as well as Adjustment Disorder; (iii) Psyence Biomed’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products; (iv) Psyence Biomed’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of its product candidates; (v) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vi) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement on Form F-1, initially filed by the Company with the SEC on February 9, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.